Exhibit 99.1

News For Immediate Release

Contacts: Tor Constantino IMS Health Media Relations +1.484.567.6732 tconstantino@us.imshealth.com Tom Kinsley IMS Health Investor Relations +1.203.448.4691 tkinsley@imshealth.com	Phil Bridges Quintiles Media Relations +1.919.998.1653 phil.bridges@quintiles.com Todd Kasper Quintiles Investor Relations +1.919.998.2590 InvestorRelations@quintiles.com

IMS Health and Quintiles to Merge;

Quintiles IMS to Become Industry-Leading Information and Technology-Enabled Healthcare Service Provider

All-stock transaction with combined 2015 revenue of $7.2 billion and combined equity market capitalization of $17.6 billion

•	Broad range of healthcare information, technology and services solutions to drive efficiencies and insights across the entire life sciences product lifecycle, from R&D through commercial execution to real-world patient outcomes.

•	Capabilities to address mission-critical healthcare operations with a market opportunity of more than $230 billion. Quintiles IMS will:

•	Accelerate patient access to innovative medicines by increasing the productivity of the $100 billion spent on drug development

•	Demonstrate the value and effectiveness of medicines as part of the $80 billion opportunity for Real-World Evidence (RWE) services and connected healthcare

•	Drive a greater return on investment from the $50 billion that life sciences companies spend annually on commercial and field operations

•	Create one of the world’s largest portfolios of healthcare information, deep therapeutic, domain, regulatory and commercial analytic expertise, as well as proprietary technology applications supported by more than 50,000 employees operating in 100+ countries.

•	Assemble an experienced management team with proven track record of operational excellence.

•	Offer compelling commercial, operational and financial synergies:

•	Combined annual revenue growth rate anticipated to increase by 100 to 200 basis points by the end of year three

•	Annual run-rate cost savings expected to be $100 million by the end of year three

•	Optimized tax and capital structure

•	Accretive to Adjusted Diluted EPS in 2017

DANBURY, CT and RESEARCH TRIANGLE PARK, NC, May 3, 2016 – IMS Health Holdings, Inc. (NYSE:IMS) and Quintiles Transnational Holdings Inc. (NYSE:Q) announced today that their respective boards of directors approved a definitive merger agreement, pursuant to which the companies will be combined in an all-stock merger of equals transaction. The merged company will be named Quintiles IMS Holdings, Inc. Based on the closing of IMS Health and Quintiles common stock prices on May 2, 2016, the equity market capitalization of the joined companies is more than $17.6 billion and the enterprise value is more than $23 billion. The 2015 pro forma reported revenue for Quintiles IMS was $7.2 billion; adjusted EBITDA was $1.7 billion and adjusted unlevered free cash flow was $1.3 billion. Please see attached appendix for reconciliation of non-GAAP measures.

Under the terms of the merger agreement, IMS Health shareholders will receive a fixed exchange ratio of 0.384 shares of Quintiles common stock for each share of IMS Health common stock. Upon completion of the merger, IMS Health shareholders will own approximately 51.4 percent of the shares of the combined company on a fully diluted basis and Quintiles shareholders will own approximately 48.6 percent of the combined company on a fully diluted basis.

Quintiles Chief Executive Officer, Tom Pike, said, “This combination addresses life-science companies’ most pressing needs: to transform the clinical development of innovative medicines, demonstrate the value of these medicines in the real world, and drive commercial success. We are bringing together two best-in-class leaders. I’m confident that together we will make our clients even more successful.”

Ari Bousbib, chairman and chief executive officer of IMS Health, stated, “Together our solutions will enable differentiation in the CRO market, advance Real-World Evidence capabilities, and deliver comprehensive commercial solutions for our clients. This powerful combination brings together leading technology and analytics with deep scientific expertise delivered on a global scale by our 50,000 immensely talented professionals in more than 100 markets. Our combined business will accelerate growth, yield greater operating efficiencies and provide more flexibility for future expansion.”

Strategic Rationale

•	Improve clinical trial design, recruitment and execution in the $100 billion biopharma product development market by combining IMS Health’s rich, global information solutions with Quintiles’ industry-leading product development skills.

•	Create a distinctive global Real-World Evidence solutions platform by combining a leading portfolio of anonymous patient records, technology-enabled data collection and observational research experts to address critical healthcare issues of cost, value and patient outcomes.

•	Further differentiate commercial analytics and outsourcing services to support the efficiency of life sciences’ commercial organizations.

Financial Rationale

•	Accelerate revenue growth, adding an anticipated 100 - 200 basis points to the combined annual growth rate by the end of year three.

•	Expect to achieve annual run-rate cost savings of $100M by the end of year three.

•	Accretive to Adjusted Diluted EPS in 2017

•	Maintain financial flexibility with combined gross and net leverage as of December 31, 2015 of 4.0 times and 3.2 times Adjusted EBITDA, respectively.

•	Optimize utilization of both companies’ tax assets.

Management, Governance and Headquarters

The combined company expects to maintain dual headquarters in Danbury, CT and Research Triangle Park, NC. Ari Bousbib, chairman and chief executive officer of IMS Health, will become chairman and chief executive officer of the merged organization. Tom Pike, chief executive officer of Quintiles, will become vice chairman. The company’s Board of Directors will be comprised of six directors appointed by the Quintiles Board of Directors and six directors appointed by the IMS Health Board of Directors. The lead director will be Dennis Gillings, CBE, Ph.D.

Approvals and Time to Close

The transaction is subject to customary closing conditions, including regulatory approvals and approval by both IMS Health and Quintiles shareholders and is expected to close in the second half of 2016. Shareholders of IMS Health owning approximately 54 percent of the common stock of IMS Health and shareholders of Quintiles owning approximately 25 percent of the common stock of Quintiles have entered into agreements to vote the portion of their shares over which they have voting power to vote in favor of the transaction. The companies intend to refinance certain debt in connection with the merger. Committed financing has been obtained.

Advisors

IMS Health’s legal advisor is Weil, Gotshal & Manges LLP and its financial advisor is Goldman, Sachs & Co. In addition, Morris, Nichols, Arsht & Tunnell LLP served as legal advisor to the independent committee of the IMS Health Board of Directors. Quintiles’ legal advisors are Bryan Cave LLP and Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, LLP, and its financial advisor is Barclays. Simpson Thacher & Bartlett LLP served as legal advisor to Quintiles’ independent directors.

Joint Conference Call and Webcast Details

Quintiles’ and IMS Health’s management teams will host a conference call and webcast to discuss the merger of equals at 8:00 a.m. Eastern Time on May 3, 2016. Interested parties are invited to listen to the live event and view the presentation slides via webcast on IMS Health’s Investor Relations website at http://ir.imshealth.com or www.Quintiles.com/investors. Participants can access the handouts before the teleconference begins. The discussion also will be available by dialing +1-800-926-5093 in the U.S. and Canada, or +1-212-231-2934 for international callers.

A replay of the webcast will be available approximately two hours after the conclusion of the live event on May 3, 2016. To access the webcast recording, visit http://ir.imshealth.com or www.Quintiles.com/investors.

About IMS Health

IMS Health (NYSE:IMS) is a leading global information and technology services company providing clients in the healthcare industry with end-to-end solutions to measure and improve their performance. Our 7,000 services experts connect configurable SaaS applications to 15+ petabytes of complex healthcare data in the IMS One™ cloud platform, delivering unique insights into diseases, treatments, costs and outcomes. The company’s 15,000 employees blend global consistency and local market knowledge across 100 countries to help clients run their operations more efficiently. Customers include pharmaceutical, consumer health and medical device manufacturers and distributors, providers, payers, government agencies, policymakers, researchers and the financial community.

As a global leader in protecting individual patient privacy, IMS Health uses anonymous healthcare data to deliver critical, real-world disease and treatment insights. These insights help biotech and pharmaceutical companies, medical researchers, government agencies, payers and other healthcare stakeholders to identify unmet treatment needs and understand the effectiveness and value of pharmaceutical products in improving overall health outcomes. Additional information is available at www.imshealth.com.

About Quintiles

Quintiles (NYSE:Q) helps biopharma and other healthcare companies improve their probability of success by connecting insights from our deep scientific, therapeutic and analytics expertise with superior delivery for better outcomes. From advisory through operations, Quintiles is the world’s largest provider of product development and integrated healthcare services, including commercial and observational solutions. Conducting operations in approximately 100 countries, Quintiles is a member of the Fortune 500 and has been named to Fortune’s list of the “World’s Most Admired Companies.” To learn more, visit www.quintiles.com.

Cautionary Statements Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended,

and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. IMS Health and Quintiles caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to risks and uncertainties related to (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to closing of the merger may not be satisfied; (iii) the ability of IMS Health and Quintiles to integrate their businesses successfully and to achieve anticipated cost savings and other synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against IMS Health, Quintiles or their respective directors, (vi) possible disruptions from the proposed transaction that could harm IMS Health’s or Quintiles’ business, including current plans and operations, (vii) the ability of IMS Health or Quintiles to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the merger, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IMS Health’s and/or Quintiles’ financial performance, (x) certain restrictions during the pendency of the merger that may impact IMS Health’s or Quintiles’ ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IMS Health’s or Quintiles’ consolidated financial condition, results of operations, credit rating or liquidity. Neither IMS Health nor Quintiles assumes any obligation to provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Note on Non-GAAP Financial Measures

Non-GAAP results, such as combined adjusted EBITDA, unlevered free cash flow and gross debt, are presented only as a supplement to IMS Health’s and Quintiles’ financial statements based on GAAP. Non-GAAP financial information is provided to enhance understanding of IMS Health’s and Quintiles’ financial performance, but none of these non-GAAP financial measures are recognized terms under GAAP and non-GAAP measures should not be considered in isolation from, or as a substitute analysis for, IMS Health’s and Quintiles’ results of operations as determined in accordance with GAAP. Definitions and reconciliations of non-GAAP measures to the most directly comparable GAAP measures are provided within the schedules attached to this release.

IMS Health and Quintiles use non-GAAP measures in their respective operational and financial decision making, and believe that it is useful to exclude certain items in order to focus on what they regard to be a more reliable indicator of the underlying operating performance of the business. As a result, internal management reports feature non-GAAP measures which are also used to prepare strategic plans and annual budgets and review management compensation. IMS Health and Quintiles also believe that investors may find non-GAAP financial measures useful for the same reasons, although investors are cautioned that non-GAAP financial measures are not a substitute for GAAP disclosures.

Non-GAAP measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to IMS Health and Quintiles, many of which present non-GAAP measures when reporting their results. Non-GAAP measures have limitations as an analytical tool. They are not presentations made in accordance with GAAP, are not measures of financial condition or liquidity and should not be considered as an alternative to profit or loss for the period determined in accordance with GAAP or operating cash flows determined in accordance with GAAP. Non-GAAP measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider such performance measures in isolation from, or as a substitute analysis for, IMS Health’s and Quintiles’ respective results of operations as determined in accordance with GAAP.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, IMS Health and Quintiles will be filing documents with the Securities and Exchange Commission (“SEC”), including the filing by Quintiles of a registration statement on Form S-4, and Quintiles and IMS Health intend to mail a joint proxy statement regarding the proposed transaction to their respective shareholders that will also constitute a prospectus of Quintiles. After the registration statement is declared effective, IMS Health and Quintiles plan to mail to their respective shareholders the definitive joint proxy statement/prospectus and may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IMS Health or Quintiles may file with the SEC. Investors and security holders of IMS Health and Quintiles are urged to read the registration statement, the joint proxy statement/prospectus and any other relevant documents, as well as any amendments or supplements to these documents, carefully and in their entirety when they become available because they will contain important information. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IMS Health and Quintiles through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IMS Health or Quintiles at the following:

IMS Health	Quintiles
ir@imshealth.com	InvestorRelations@quintiles.com
+1.203.448.4600	+1.919.998.2590
Investor Relations	4820 Emperor Boulevard
83 Wooster Heights RD	PO Box 13979
Danbury, CT, 06810	Durham, North Carolina 27703

Participants in the Solicitation

IMS Health, Quintiles and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and related matters. Information regarding IMS Health’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in IMS Health’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on February 22, 2016, which are filed with the SEC. Information regarding Quintiles’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Quintiles’ Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 21, 2016, which are filed with the SEC. Additional information will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Table 1

Quintiles Transnational Holdings Inc. and Subsidiaries

Net Income to Adjusted EBITDA Reconciliation

Twelve Months Ended December 31, 2015

(in millions)	December 31, 2015
Net Income	$387
Interest expense, Net	98
Income tax expense	159
Depreciation and amortization	128
Restructuring costs	31
Impairment	2
Loss on extinguishment of debt	8
Adjustment to estimated contingent consideration (1)	6

Adjusted EBITDA	$819

(1)	Change in estimated fair value of contingent consideration on business combinations

Table 2

IMS Health Holdings, Inc.

Net Income to Adjusted EBITDA Reconciliation

Twelve Months Ended December 31, 2015

(in millions)	December 31, 2015
Net Income	$417
Benefit from income taxes	(200)
Other income, net	(19)
Interest expense	169
Interest income	(3)
Depreciation and amortization	341
Deferred revenue purchase accounting adjustments	10
Stock-based compensation related charges (1)	28
Restructuring and related charges (2)	91
Acquisition-related charges (3)	51
Secondary offering expenses	1

Adjusted EBITDA	$886

(1)	Stock-based compensation related charges are included in Operating costs of information, Direct and incremental costs of technology services and Selling and administrative expenses as follows:

(in millions)	December 31, 2015
Operating costs of information	$2
Direct and incremental costs of technology services	2
Selling and administrative expenses	24

(2)	Restructuring and related charges includes severance and impairment charges and the cost of employee and third-party charges related to dual running costs for knowledge transfer activities. Dual running costs for knowledge transfer activities of $3 million for the twelve months ended December 31, 2015, are primarily included in Operating costs of information.
(3)	Acquisition-related charges are included primarily in Selling and administrative expenses.

Table 3

Quintiles Transnational Holdings Inc. and Subsidiaries

Net Cash Provided by Operating Activities

to Unlevered Free Cash Flow

Twelve Months Ended December 31, 2015

(in millions)	December 31, 2015
Net Cash Provided by Operating Activities	$476
Capital expenditures	(78)

Free Cash Flow	$397
Cash interest payments	82
Cash tax payments, net of refunds	121
Loss on debt extinguishment	8
Restructuring payments	24

Unlevered Free Cash Flow	$632

Table 4

IMS Health Holdings, Inc.

Net Cash Provided by Operating Activities

to Unlevered Free Cash Flow

Twelve Months Ended December 31, 2015

(in millions)	December 31, 2015
Net Cash Provided by Operating Activities	$490
Capital expenditures	(52)
Additions to computer software	(131)

Free Cash Flow	$307
Cash interest payments	158
Cash tax payments, net of refunds	92
Acquisition related charges (1)	51
Secondary offering expenses	1
Severance, transaction & other payments	43
FX hedge receipts	(24)

Unlevered Free Cash Flow	$628

(1)	Acquisition-related charges are included primarily in Selling and administrative expenses.

Table 5

Quintiles Transnational Holdings Inc. and Subsidiaries

Calculation of Gross Leverage Ratio

as of December 31, 2015

(in millions)
Gross Debt as of December 31, 2015	$2,501
Adjusted EBITDA (for the twelve months ended December 31, 2015)	$819

Gross Leverage Ratio (Gross Debt/LTM Adjusted EBITDA)	3.1x

Cash at December 31, 2015	$977

Net Debt	$1,524
Adjusted EBITDA (for the twelve months ended December 31, 2015)	$819

Net Leverage Ratio (Net Debt/LTM Adjusted EBITDA)	1.9x

Table 6

IMS Health Holdings, Inc.

Calculation of Gross Leverage Ratio

as of December 31, 2015

(in millions)
Gross Debt as of December 31, 2015	$4,266
Adjusted EBITDA (for the twelve months ended December 31, 2015)	$886

Gross Leverage Ratio (Gross Debt/LTM Adjusted EBITDA)	4.8x

Cash at December 31, 2015	$348

Net Debt	$3,918
Adjusted EBITDA (for the twelve months ended December 31, 2015	$886

Net Leverage Ratio (Net Debt/LTM Adjusted EBITDA)	4.4x

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